FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  19 May 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Pensions deficit



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  19 May 2006




                                INDEX TO EXHIBITS



Exhibit No.1               Description

                           Pensions deficit






PENSION DEFICIT TOPS GBP2 BILLION



British Airways' accounting valuation of its main pension scheme, the New Airways Pension Scheme (NAPS), showed a deficit of GBP2,070 million at March 31 2006, up GBP101 million on the previous year.



Keith Williams, the airline's chief financial officer, said, "The accounting deficit reflects low long-term interest rates and has gone up despite the company's increased contributions and strong equity markets."



                                      ends




Notes to editors



-        British Airways adopted International Financial Reporting Standards
(IFRS) on April 1, 2005. The deficit is now accounted for under IAS19, rather than FRS17.



- In the company's accounts, of the GBP2,070 million, GBP1,587 million is recognised on the balance sheet and GBP483 million is unrecognised. The unrecognised amount occurs as a result of a smoothing mechanism allowed under IAS19 ("the corridor") in respect of changes in estimates in both scheme assets and liability benefits earned. The variations in estimates for asset returns and discount rates are the principal factors impacting the deficit.



- The company's pre-tax pension liability for all schemes in deficit increased from GBP2,191 million to GBP2,290 million. Of the GBP2,290 million GBP1,791 million is recognised on the balance sheet (GBP1,587 million for NAPS and GBP204 million for other schemes in deficit) and GBP499 million is unrecognised (GBP483 million for NAPS and GBP16 million for other schemes in deficit).



- At March 31, 2005 the total NAPS IAS19 pre-tax deficit (recognised and unrecognised) was GBP1,969 million.



-        The NAPS actuarial deficit at March 2003 was GBP928 million.



-        The airline's cash contribution to NAPS in 2005/6 was GBP246 million.





The airline's proposal on pensions announced on March 23, 2006 includes:



- Keeping a final salary pension scheme with no changes to past service pension benefits, no increase in staff contribution rates but changes to members' future benefits.



- Changes include raising the normal retirement age, a slower accrual rate, pensionable pay increases capped at no more than inflation and pension increases on retirement capped at 2.5 per cent each year, with the company and staff to share impact of changes in life expectancy.



- In return, the airline will make a payment of GBP500 million into NAPS after the changes are accepted.



Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2005.